Exhibit 19

ELECTROMED, INC.

Insider Trading Policy

Effective: August 24, 2023

Federal and state securities laws prohibit individuals from trading in the securities of a company while they are aware of material information about that company that is not generally known or available to the public. Such trading is often referred to as “insider trading.” The purpose of this Insider Trading Policy (this “Policy”) is to prevent insider trading or allegations of insider trading, and to protect the reputation for integrity and ethical conduct of Electromed, Inc., a Minnesota corporation (the “Company”).

Applicability of Policy

A.       “Material Nonpublic Information” means material information (described below) that has either not been disclosed to the public generally, or has been disclosed so recently that sufficient time has not yet passed to allow the information to become widely available among investors and the financial community.

B.       “Material Information” means information about a company that would be expected to affect the investment or voting decision of a reasonable investor, or information that could reasonably be expected to have an effect on the price of that company’s securities. Examples of what might be considered material information are listed later in this Policy.

C.       Covered Persons. This Policy applies to the following individuals and entities (collectively, “Covered Persons”):

1.       Company Personnel. All directors, officers and employees of the Company and any subsidiary (“Company Personnel”), as well as members of their immediate families and others living in the same household.

2.       Consultants and Advisors. All consultants and advisors to the Company and any subsidiaries whose work for the Company brings them into contact with material nonpublic information.

3.       Related Parties. Any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by any person covered by paragraph C(1) or C(2) or are subject to that person’s influence or control.

D.       Covered Transactions. This Policy covers most securities transactions, including purchases and sales of common stock, options to acquire common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, and purchases and sales of derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. Trading restrictions under this Policy, including any blackout periods, may or may not cover transactions under Company-sponsored plans as follows:

1.       Stock Option Exercises. This Policy’s trading restrictions do not apply to the purchase of Company stock through the exercise of stock options granted under the Company’s equity incentive plans for cash or any other method not involving the sale of shares into the public market, including net settlement in a manner that does not result in the issuance of the forfeited shares or the delivery of previously acquired Company stock. However, the sale of any shares issued on the exercise of Company-granted stock options into the public market, including pursuant to any broker-assisted cashless exercise of Company-granted stock options, are subject to trading restrictions under this Policy. There are no special exceptions for open-market sales even if the proceeds are intended to cover tax withholding payment obligations.

2.       Employee Stock Purchase Plan (“ESPP”) Purchases. This Policy’s trading restrictions do not apply to purchases of Company stock through periodic, automatic payroll contributions to a Company ESPP. However, electing to enroll in the ESPP, making any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this Policy.

3.       401(k) Plan. This Policy’s trading restrictions do not apply to investing 401(k) plan contributions in a Company stock fund in accordance with the terms of any 401(k) plan that the Company may maintain from time to time. However, any changes in your investment election regarding the Company’s stock are subject to the trading restrictions under this Policy.

Statement of Policy

Insider trading involves trading at any time when the person making the purchase or sale is aware of material nonpublic information regarding the company whose securities are being traded. If you have a doubt or question about whether you are aware of or in possession of material nonpublic information concerning the Company or another company, you should contact the Company’s Chief Financial Officer via email at compliance@electromed.com.

A.       No Trading on Material Nonpublic Information

1.       Company Securities. If you are a Covered Person, you must not purchase or sell any Company securities, or otherwise advise or assist any third party trading Company securities, while you are aware of material nonpublic information regarding the Company.

2.       Other Companies’ Securities. If you are a Covered Person and you obtain material nonpublic information about any other publicly-held company as a result of your work on behalf of the Company or any subsidiaries, you must not trade in that company’s securities.

B.       No Disclosure to Others Who Might Trade. If you are a Covered Person, you must not communicate material nonpublic information to any person who does not need that information for a legitimate business purpose, or recommend to anyone the purchase or sale of securities when you are aware of material nonpublic information about the company involved. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not actually trade and did not benefit from another’s trading.

C.       Protect Material Nonpublic Information. In order to reduce the possibility that material nonpublic information will be inadvertently disclosed:

1.       You must treat material nonpublic information as confidential, exercise the utmost caution in preserving the confidentiality of that information, and should not discuss it with any other person who does not need to know it for a legitimate business purpose.

2.       You should refrain from discussing material nonpublic information relating to the Company or any public company in public places where such discussions can be overheard.

3.       If you become aware of any leak of material nonpublic information, whether inadvertent or otherwise, you should report the leak immediately to the Company’s Chief Financial Officer via email at compliance@electromed.com.

D.       Specific Material Developments. From time to time, material developments known only to a limited number of Company personnel may occur to cause the Company to impose on an appropriate group of Company personnel additional restrictions on trading. You will be notified if you become part of such a group, and you should not disclose to others the fact that you have been so notified and that restrictions on trading have been imposed.

Blackout Periods

A.       Trading Not Permitted During Blackout Periods. If you are a Covered Person, then you may not purchase, sell or otherwise trade Company securities during the period beginning on the 15th day of the last calendar month of each fiscal quarter and continuing through the second trading day following the public release of the Company’s financial results for that fiscal quarter. This restriction includes sales of securities even if the underlying shares were obtained in a permitted transaction (i.e., exercise of a stock option, vesting of shares of restricted stock, or vesting and settlement of stock units). If a Covered Person wishes to trade outside of a blackout period, the person may do so only if he or she is not then aware of any material nonpublic information. In addition, a Company Insider covered by the Addendum to this Policy must also comply with the notification and pre-clearance procedures described in the Addendum to this Policy, even if they intend to trade outside of a blackout period.

B       Illustration – Blackout Period: If financial results for the fiscal quarter ended March 31 are released after the stock market closes on April 26, then Company Insiders are prohibited from trading from March 15 through April 28, but could trade from April 29 through June 14, assuming that April 27 and 28 are trading days on the New York Stock Exchange and assuming that they are not aware of material nonpublic information.

Additional Restricted Transactions

Company Personnel, or their designees, are also prohibited from engaging in the following transactions with respect to Company securities:

●	purchasing Company securities on margin, or otherwise pledging Company securities;

●	short sales of Company securities (selling securities not owned at the time of sale);

●	buying or selling put or call options or other derivative securities based on Company securities;

●	purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of equity securities (i) granted to the individual by the Company as part of the compensation of the individual or (ii) held, directly or indirectly, by the individual; and

●	engaging in limit orders or other pre-arranged transactions that execute automatically, except for “same-day” limit orders and approved 10b5-1 plans.

Additional Restrictions on Company Insiders

If you are a Company Insider (directors and Section 16 officers of the Company and other officers and key employees of the Company and any subsidiaries who have been designated as Company Insiders by the Chief Financial Officer), you are subject to additional restrictions on trading Company securities as set out in the attached Addendum. The Company may also, from time to time, impose on all or an appropriate group of Covered Persons additional restrictions on trading Company securities when circumstances warrant. These additional restrictions will be communicated by the Company’s Chief Financial Officer.

Disciplinary Action and Potential Civil and Criminal Penalties

A.       Disciplinary Action. Company personnel who fail to comply with this Policy will be subject to appropriate disciplinary action, which may include ineligibility to participate in the Company’s equity incentive plans or termination of employment.

B.       Civil and Criminal Penalties. The penalties for violating insider trading laws are severe. If you trade on (or tip) material nonpublic information, you are subject to civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5,000,000 and up to 20 years imprisonment. If the Company fails to take appropriate steps to prevent insider trading, the Company and its directors, officers and other supervisory personnel may be subject to “controlling person” liability and potential civil and criminal penalties.

Material Information

There are various categories of information that are particularly sensitive and, as a general rule, will presumptively be considered material. Examples of such information include:

●	Financial results or financial condition

●	Projections of future earnings or losses

●	Restatements of financial results or material impairments, write-offs or restructurings

●	Changes in auditors

●	Default under a significant financing arrangement, or financial liquidity problems

●	Business plans or budgets

●	Significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers or other business partners

●	Product introductions, modifications, defects or recalls, significant pricing changes, or other product announcements of a significant nature

●	Significant developments in research and development or relating to intellectual property

●	Public or private securities (equity or debt) offerings

●	Significant litigation exposure due to actual or threatened litigation

●	Significant regulatory exposure due to actual or threatened action by state or federal regulators

●	Significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset, or a change in control of the company

●	Major personnel changes, such as changes in senior management or lay-offs

●	Major events regarding a company’s securities (such as defaults, redemptions, stock splits, repurchase plans, changes in dividends)

Inquiries

Inquiries regarding any of the provisions or procedures of this Insider Trading Policy should be directed to the attention of the Company’s Chief Financial Officer via e-mail at compliance@electromed.com.

Additional Requirements and Responsibilities for Company Insiders

A.       Purpose. This Addendum supplements the Insider Trading Policy of Electromed, Inc., a Minnesota corporation (the “Company”), and applies to Company directors and officers as well as to key employees designated by the Chief Financial Officer. These people are subject to both the general requirements of the Insider Trading Policy as well as to additional procedures and requirements described below to help prevent inadvertent violations of federal securities laws, to avoid even the appearance of impermissible insider trading, and to facilitate their compliance with certain legal requirements not applicable to Company personnel generally.

B.       Persons Covered. This Addendum applies to the following individuals and entities (collectively, “Company Insiders”):

1.       Directors and Section 16 Officers. All provisions of this Addendum apply to all directors and the officers of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (referred to herein as “Section 16 Officers”).

2.       Other Officers and Key Employees. Designated provisions of this Addendum apply to the other officers of the Company and to designated key employees. These other officers and key employees, whose duties cause them to regularly have access to material nonpublic information about the Company, will be notified by the Chief Financial Officer that they are subject to this Addendum.

3.       Related Parties. If you are covered by paragraph B.1 or B.2, then this Addendum also applies to the same extent to your immediate family members and other individuals living in your household, and to any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by you or are subject to your influence or control.

C.       Additional Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Company Insiders are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Company Insiders affected of the closing of the trading window and will re-open the trading window once the special blackout period has ended.

D.       Required Preclearance of Trades.

1.       Notices of Intended Transaction and Requests for Approval. If you are a Company Insider, you may not engage in any transaction involving Company securities without first obtaining pre-clearance of that transaction from the Company’s Chief Financial Officer. Prior to initiating any transaction in Company securities, you must deliver to the Chief Financial Officer a written notice describing any intended transaction in Company securities by you during a permitted trading period (a form to request preclearance is attached as Exhibit A). Notices of intended transactions and requests for approval may be delivered by e-mail to compliance@electromed.com.

2.       Clearance to Proceed with a Transaction. Clearance in response to a written request for approval will generally be valid until the end of the current permitted trading period, unless an earlier deadline is imposed by the Chief Financial Officer.

E.       Short-Swing Trading Restrictions for Directors and Section 16 Officers.

Directors and Section 16 officers of the Company must also comply with the reporting obligations and limitations on short-swing trading transactions imposed by Section 16 of the Securities Exchange Act of 1934, as amended. Among other things, Section 16 requires directors and Section 16 officers to pay over to the Company any profit realized from any purchase and sale (in either order) of Company securities that occur within six months of each other. Section 16 and its related rules are very complex, and the Company will provide to each director and Section 16 officer a separate memorandum discussing compliance with Section 16 and its related rules.

F.       Exceptions for Approved 10b5-1 Plans.

These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”) that meet the following requirements:

(1)       it has been reviewed and approved by the Compliance Officer at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Compliance Officer at least five days in advance of being entered into);

(2)       it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Company Insider. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other Company Insiders, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;

(3)       it is entered into in good faith by the Company Insider, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Company Insider is not in possession of material nonpublic information about the Company; and, if the Company Insider is a director or officer, the 10b5-1 plan must include representations by the Company Insider certifying to that effect;

(4)       it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Company Insider, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(5)       it is the only outstanding Approved 10b5-1 Plan entered into by the Company Insider (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

No Approved 10b5-1 Plan may be adopted during a blackout period.

If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the Chief Financial Officer at compliance@electromed.com. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Chief Financial Officer as described above.